787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 26, 2018

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: BlackRock Total Return Fund, a series of BlackRock Bond Fund, Inc. (File No. 811-02857)

BlackRock Multi-Manager Alternative Strategies Fund, a series of BlackRock FundsSM (File No. 811-05742)

Master Total Return Portfolio, a series of Master Bond LLC (File No. 811-21434)

Dear Ms. Churko:

On behalf of BlackRock Total Return Fund (the “Total Return Fund”), a series of BlackRock Bond Fund, Inc., BlackRock Multi-Manager Alternative Strategies Fund (the “Multi-Manager Fund”), a series of BlackRock FundsSM, and Master Total Return Portfolio, a series of Master Bond LLC (each, a “Fund” and collectively, the “Funds”) (each of BlackRock Bond Fund, Inc., BlackRock FundsSM and Master Bond LLC, a “Registrant” and collectively, the “Registrants”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to Dean Caruvana by telephone on December 22, 2017 regarding the annual reports to shareholders for the fiscal year ended September 30, 2017 with respect to Total Return Fund and Master Total Return Portfolio and the fiscal year ended August 31, 2017 with respect to Multi-Manager Fund (each, an “Annual Report” and collectively, the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

Comment No. 1: In the Schedule of Investments section of the Annual Reports, certain variable or floating rate securities noted with the footnote which states “Variable rate security. Rate shown is the rate in effect as of period end” (footnote (r) for each of Master Total Return Portfolio and Multi-Manager Fund) do not reference rates and spreads in the schedule itself. Please revise in order to comply with Rule 12-12 of Regulation S-X.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: With respect to Master Total Return Portfolio, the Annual Report included one security referencing footnote (r), which did not disclose the reference rate and spread. The security is a fixed rate loan interest and had an incorrect footnote of variable interest security. The Fund will ensure the appropriate footnote referencing of the fixed rate loan interest in the future.

With respect to Multi-Manager Fund, footnote (r) states “Variable rate security. Security may be issued at a fixed coupon rate, which converts to a variable rate at a specified date. Rate shown is the rate in effect as of period end” (emphasis added). When variable rate securities have fixed coupons until a specified date, the Registrants’ policy is to not disclose the note reference rate and spread in the Schedule of Investments until the rate transitions from a fixed rate to a variable rate.

Comment No. 2: In the Schedule of Investments section of the Annual Reports, please confirm that securities noted with the footnote which states “Issuer filed for bankruptcy and/or is in default” (footnote (l) for Master Total Return Portfolio and footnote (j) for Multi-Manager Fund) were not valued using significant unobservable inputs and should not be classified as Level 3 securities.

Response: The Registrants confirm that the applicable securities were not valued using significant unobservable inputs and should not be classified as Level 3 securities.

Comment No. 3: In the Schedule of Investments section of the Annual Reports, OTC total return swaps are identified as equity securities long-short. For each investment that is separately listed, include the percentage value when compared to custom baskets.

Response: The Registrants will add the requested disclosure in the future.

Comment No. 4: In the Schedule of Investments section of Multi-Manager Fund’s Annual Report, consider presenting unrealized appreciation/depreciation for OTC total return swaps separately so the totals can be more easily agreed to the Statement of Assets and Liabilities.

Response: The Registrant will consider making the requested change in future shareholder reports.

Comment No. 5: In the Schedule of Investments section of Multi-Manager Fund’s Annual Report, it appears the custom basket is not publicly available. Please explain how the Registrant determines whether the custom basket is publicly available and how the Registrant is calculating notional amounts in the custom baskets for swaps and options.

Response: The Registrant determines whether a custom basket is publicly available based upon whether the components of the basket are on a website until 70 days after the Fund’s fiscal year-end and the website is updated no less frequently than quarterly.

When determining whether the components of a non-publicly available custom basket need to be shown in the Schedule of Investments, the gross notional amount, which equals the absolute value of the cost of all securities in the custom basket, is compared to 1% of the net asset value of the Fund.

Comment No. 6: In the Financial Highlights section of the Annual Reports, move the “Total expenses after fees waived and reimbursed and excluding interest expense, dividend expense and broker fees and expenses on short sales” line item to a footnote as this is not a line item under Form N-CSR.

Response: The Registrants believe that it is useful for users of financial statements to see this information in order to determine the impact of short sales activity in a fund’s expense ratio, and that it provides the reader with valuable information regarding the operations of a fund. Therefore, the Registrants respectfully decline to take this comment.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Benjamin Archibald, Esq.

Gladys Chang, Esq.

Elliot J. Gluck, Esq.